Exhibit 99.18

LINEAR GOLD CORP

Linear Gold Corp. $20 Million Offering

Update

February 22, 2007 – Halifax, Nova Scotia - On February 1st, 2007, Linear Gold Corp. (the “Corporation”) announced that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by Sprott Securities Inc., and including Orion Securities Inc. and Haywood Securities Inc., to sell to the Underwriters (subject to the satisfaction of certain conditions precedent and subject to regulatory approval) 4,000,000 units of the Corporation (the “Units”) at a price of $5.00 per Unit (the “Offering”).  In addition, pursuant to the Offering, the Underwriters were granted an option to purchase up to an additional 1,000,000 Units (the “Over Allotment Option”) at any time prior to closing.   Each Unit consists of one common share of the Corporation and one-half of one common share purchase warrant.  Each whole common share purchase warrant will entitle the holder to acquire one common share of the Corporation at a price of $5.50 at any time during the 24 months following closing of the Offering.   The underwriters will be granted warrants (“Broker Warrants”) in an amount that is equal to 6% of the number of Units sold pursuant to the Offering. Each Broker Warrant is exercisable to purchase one Unit at a price of $5.00 for a period of two years following closing the Offering.

As of February 12, 2007, the Corporation had 22,207,980 common shares issued and outstanding (the “Current Capital”).  The maximum number of common shares of the Corporation issuable pursuant to the Offering (assuming that the Underwriters exercise in full the Over-Allotment Option and that all warrants issuable under the Offering are exercised) will be 7,950,000 common shares, an amount that is equal to 35.8% of the Current Capital.

To the best of the Corporation’s knowledge, information and belief: i) completion of the Offering will not materially affect control of the Corporation; ii) no insiders (as that term is used in applicable securities laws) of the Corporation are subscribing for any of the Units; and iii) after giving effect to the Offering, no person or company will hold more than 10% of the Corporation’s issued and outstanding capital.

Pursuant to Section 607(g) of the Company Manual (the “Company Manual”) of the Toronto Stock Exchange (the “TSX”), the Corporation requires shareholder approval of the Offering.  However, the Corporation is seeking to rely on Section 604(d) of the Company Manual, which creates an exemption from shareholder approval where the TSX is provided with written evidence that holders of more than 50% of the issuer's voting securities are familiar with the terms of the proposed transaction, and are in favour of it, and where the issuer issues a press release at least five business days in advance of the closing disclosing the material terms of the transaction and that states that the issuer is relying on the exemption created by Section 604(d) of the Company Manual.

The Corporation is seeking to rely on the foregoing exemption and confirms that this press release is issued in furtherance of obtaining such exemption.

The securities offered pursuant to the Offering have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of such securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

For further information contact:

Linear Gold Corp.

Wade K. Dawe

President

(902) 422-1421

Website: www.lineargoldcorp.com

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.lineargoldcorp.com